EXHIBIT 99.1

Clarification of the Status of Almaden’s Ixtaca Project Mineral Claims

VANCOUVER, British Columbia, Feb. 27, 2020 (GLOBE NEWSWIRE) -- As a result of a review by the British Columbia Securities Commission, Almaden Minerals Ltd. (“Almaden” or the “Company”; TSX: AMM; NYSE American: AAU) is clarifying its disclosure regarding its mineral claims to the Ixtaca Project.

In its April 15, 2019 news release, the Company disclosed that:

  it had previously cancelled its original concessions over the Ixtaca Project (the “Original Concessions”), and replaced them with new concessions covering a smaller area (the “New Concessions”); and
  the Original Concessions are subject to legal proceedings (the “Amparo”) in which a lower court has found Mexico’s mineral title system unconstitutional, but the New Concessions are not subject to the Amparo.

Almaden would like to clarify that:

  In 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the order leading to the New Concessions;
  On February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo;
  On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect (the “December Communication”);
  On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled;
  On June 10, 2019, Almaden’s subsidiary appealed the December Communication, and subsequent cancellation of the New Concessions;
  On September 26, 2019, the lower court refused to hear the appeal; and
  On October 14, 2019, a higher court agreed to hear the appeal.

As a result, the Original Concessions are currently Almaden’s sole mineral claims to the Ixtaca Project. Those claims are subject to the Amparo.

Although the Company is challenging this change to its mineral tenure, the Original Concessions provide Almaden with the same exploration and mining rights over the Company’s Ixtaca Project as the New Concessions did, with the exception that Almaden may not access the surface land of the Ejido (330 hectares, an area which the Company had dropped from the New Concessions) (the “Ejido Lands”).

It is important to note that under Mexican law, any decisions in the Amparo, such as the one announced by the Company in its April, 2019 news release, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior Court has accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the provisional lower court decision in the Amparo, and these appeals are in the process of being studied for resolution.

Below are some additional details about the Amparo.

The Amparo

The Amparo was filed on April 7, 2015 against the Mexican mining authorities regarding mining concessions held by Almaden (defined above as the “Original Concessions”) which covered a large area of land (total size ~14,000 Ha) including both the Company’s Ixtaca Project and certain endowed lands of the Ejido (defined above as the “Ejido Lands”). The Ejido Lands overlap a small portion (~330 Ha) of the far southeastern corner of the Original Concessions (see Figure 1).

Shortly after the Amparo was filed, the lower court ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

Mineral tenure over the Ejido Lands is not material to Almaden.  The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact.  Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido lands to access the Ixtaca Project.  In 2015, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) (see Figure 2) and then voluntarily cancelled the Overlapping Concessions (see Figure 3 – which shows only the “New Concessions”).  The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017.

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records currently reflect the position that the Original Concessions (the subject matter of the Amparo) are active and owned by Almaden (through its Mexican subsidiary) and the New Concessions are left without effect.  It should be noted that the Mexican mining authorities also have indicated in the December 2019 Certificates that their position is subject to the final resolution of the Amparo.

This change to the Company’s mineral tenure had been sought by the Ejido through the lower court in order to maintain standing under the Amparo, as the New Concessions do not overlap with the Ejido Lands, but a small portion of the Original Concessions do overlap the ~330 Ha of the Ejido Lands in the far southeastern corner.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden’s two appeals to this change in mineral tenure are based on Mexican legal advice that it cannot be forced to own mineral rights it has formally dropped. The Mexican legal advice is that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions. Almaden believes that it has a strong legal basis for its appeals.

Almaden believes that the December Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel has advised it that the December Communication has no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December Communication is dated December 21, 2018, the Company first became aware of it in May, 2019 through a review of court documents, and did not publically acknowledge the December Communication on the basis of Mexican legal advice that the New Concessions were in full force and effect and that any public acknowledgement of the December Communication could undermine the Company’s legal case in Mexico.

In the event the provisional lower court Amparo decision becomes final, this would result in amendments to Mexican mining law and could suggest that all mineral claims granted in Mexico since 2001 are unconstitutional. In Almaden’s case, the Original Concessions (see Figure 1) would be deemed to be illegal but the mineral rights over that land would be held for Almaden until such time as indigenous consultation can be completed. However, given that Almaden has no interest in conducting work on the Ejido Lands, it is unclear over what area consultation would occur.  We note that none of the communities located within the New Concessions (see Figure 3) or within the Ixtaca Project’s area of social impact are party to the Amparo. Moreover, the surface area of the proposed Ixtaca Project is covered by private property. Almaden’s Mexican subsidiary has completed property purchase agreements for numerous properties covering the project area, demonstrating support for the Ixtaca Project by local affected landowners.

Based on the most recent census in 2010, the Ejido is a community of 151 people. There are 32 inhabited houses in the community, over 40% of which have dirt floors, none have drainage for sewage, 21% have a refrigerator and 18% a washing machine. As of the 2010 census, only 6% of the households own a car, and no house has a computer, mobile phone, or internet access.

Almaden believes that the Amparo is not related to any genuine Ejido concern regarding its surface rights and lands. Instead, the Amparo is a broader legal challenge by foreign-funded anti-development NGOs (“external activists”) against Mexico’s mineral title regime using Almaden’s mining concessions as a test case. The Amparo is not the only attempt by external activists to interfere with the development of the Ixtaca Project and reduce economic and employment opportunities for the local communities. We believe that the external activists financed a prior lawsuit before the Specialized Court (SALA) in Environmental and Regulation Matters of the Federal Court of Administrative Justice, which is now concluded, against the regional offices of SEMARNAT in Puebla State. This lawsuit contended that SEMARNAT should not have issued exploration drilling permits to the Company without first requiring an environmental impact assessment and conducting indigenous consultation. This prior lawsuit was dismissed and, as the decision to dismiss was not appealed, it has become final.

The external activists behind the lawsuits have been sending selective and misleading information to Almaden’s shareholders, Mexican and Canadian regulatory agencies, and news outlets for several years. The Company anticipates this behavior to continue as we pursue Ixtaca Project permitting and development.

SEMARNAT’s Suspension of the Permitting Process

As previously disclosed in our October 29, 2019 press release, on that date the Company was notified by SEMARNAT, Mexico’s environmental authority, that the permitting process for the Ixtaca Project (“MIA”) had been suspended pending resolution of the Amparo.

The Company has filed a formal request to SEMARNAT to revisit its decision, on the basis that SEMARNAT’s authority is limited to the regulation of environmental matters, that SEMARNAT is not a party to the Amparo and that SEMARNAT has no legal basis to link its administrative review of the MIA to the Amparo.  Almaden has recently attended collegial meetings with SEMARNAT officials and is working towards a resolution in a timely manner.

With a view to expediting this, on February 4, 2020, Almaden’s Mexican subsidiary filed an “incident” before the lower court regarding the SEMARNAT suspension of the MIA review as a result of the Amparo, and this “incident” has been accepted for study and resolution.

Conclusion

J.D. Poliquin, chairman of Almaden stated, “We still enjoy full access to the Ixtaca project site. The unprecedented October 29, 2019 decision by SEMARNAT to suspend the environmental review of our MIA until the Amparo is resolved is the first time that this Amparo has affected the Ixtaca project timeline. We are hopeful that the delay will be resolved soon so we can turn our minds once again to raising production financing and preparing for construction.”

Mr. Poliquin continued, “In terms of the Amparo and the attack on the Mexican authorities which govern the mining industry, this is a testing time for Mexico. While several aspects of this Amparo are unusual, we are confident that the Government of Mexico will successfully defend its mineral tenure system and that Mexico will continue to be a good jurisdiction for modern, responsible mineral investment.”

Almaden is grateful to all of its stakeholders, and especially grateful to local community members who, like us, are frustrated by the delays in the permitting process and the misrepresentations of the dynamics surrounding the project by external activists. Despite the Amparo, we continue to have confidence in the Mexican regulatory regime and are hopeful that permitting delays are resolved in the near future.

John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome of the Amparo proceedings; the outcome of the challenge by the Company to the applicable Mexican Authorities’ currently position that the Original Concessions  are active and owned by Almaden and the New Concessions are left without effect; the outcome of the Company’s formal request for SEMARNAT to suspend the MIA; and the prospects for raising production financing and preparing for construction in connection with  the Ixtaca Project.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release.   Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN
Social
Area of Impact
CERRO GRANDE
CERRO GRANDE 2
Environmental
Area of Impact
Pit
Elevation
2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
TECOLTEMI
EJIDO
LANDS
Drainages
0
5
kilometres
100m elevation contours

Figure 1: Original concessions. Ixtaca environmental and social impact areas, and Tecoltemi Ejido lands.

615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN
Social Area of Impact
CERRO GRANDE R6
CERRO GRANDE R5
CERRO GRANDE R1
CERRO GRANDE R4
CERRO GRANDE R3
CERRO GRANDE 2 R3
CERRO GRANDE 2 R2
CERRO GRANDE R2
CERRO GRANDE 2 R1
Environmental Area of Impact
Pit
Elevation 2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation 2600m
Elevation 2600m
TECOLTEMI EJIDO LANDS
Drainages
100m elevation contours
0
5
kilometres

Figure 2: New and overlapping concessions. Ixtaca environmental and social impact areas, and Tecoltemi Ejido lands.

615,000 mE
617,500 mE
620,000 mE
622,500 mE
625,000 mE
627,500 mE
630,000 mE
632,500 mE
2,182,500 mN
2,180,000 mN
2,177,500 mN
2,175,000 mN
2,172,500 mN
2,170,000 mN
Social
Area of Impact
CERRO GRANDE R6
CERRO GRANDE R5
CERRO GRANDE R1
CERRO GRANDE
R4
Environmental
Area of Impact
Pit
CERRO GRANDE
R3
Elevation
2260m
8.60km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
7.30km from pit to Ejido land
Increase of 340m in elevation
Elevation
2600m
CERRO GRANDE 2 R3
CERRO GRANDE 2 R2
TECOLTEMI
EJIDO
LANDS
Drainages
0
5
kilometres
100m elevation contours

Figure 3: New concessions. Ixtaca environmental and social impact areas, and Tecoltemi Ejido lands.